UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39684

CI Financial Corp.

(Exact name of registrant as specified in its charter)

15 York St.

Second Floor

Toronto, Ontario, Canada M5J 0A3

(416) 364-1145

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

3.200% Notes due 2030

4.100% Notes due 2051

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)*	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)**	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

* In respect of the Common Shares.

** In respect of the Common Shares, the 3.200% Notes due 2030 and the 4.100% Notes due 2051.

Approximate number of holders of record as of the certification or notice date:

Common Shares - 221

3.200% Notes due 2030 - 67

4.100% Notes due 2051 - 59

Pursuant to the requirements of the Securities Exchange Act of 1934, CI Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CI Financial Corp.

Date: January 19, 2023	By:	/s/ Edward Kelterborn
Name: Edward Kelterborn
Title: Chief Legal Officer